UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

July 31, 2007

Re:	Dollar Thrifty Automotive Group, Inc.
Dollar Thrifty Automotive Group, Inc. Employee Stock Purchase Plan

Registration Statement on Form S-8

Registration No. 333-136611

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dollar Thrifty Automotive Group, Inc. (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form S-8 (Registration No. 333-136611), together with all exhibits thereto (the “Registration Statement”) to register shares for the Dollar Thrifty Automotive Group, Inc. Employee Stock Purchase Plan (the “ESPP”) filed with the Securities and Exchange Commission on August 14, 2006. The Registrant’s ESPP was never effectuated and no securities have been issued, sold or exchanged pursuant to the Registration Statement.

If you have any questions regarding this matter, please contact Stephen W. Ray of Hall, Estill, Hardwick, Gable, Golden & Nelson P.C., the Registrant’s securities counsel, at (918) 594-0415. Thank you for your attention to this matter.

Sincerely,

/s/ Steven B. Hildebrand

Steven B. Hildebrand

Senior Executive Vice President and Chief Financial Officer

Dollar Thrifty Automotive Group, Inc.